UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Fleet Venture Resources, Inc., FEP
   50 Kennedy Plaza
   Providence, RI  02903
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   04/09/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PFNT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |632,450(1)            |D(1)            |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Explanation of
Responses:
	(1) Fleet Equity Partners VI, L.P., a Delaware limited partnership ("FEP VI"),
Fleet Venture Resources, Inc., a Rhode Island Corporation ("FVRI"), Chisholm
Partners II, L.P. ("CP"), and
Robert M. Van Degna are direct beneficial owners of 271,049, 632,450, 139,001 and 6,000 shares of the Issuer's common stock, respectively.
	  By virtue of being the sole general partners of FEP VI, Fleet Growth
Resources II, Inc., a Delaware corporation ("FGRII") and Silverado IV Corp., a
Delaware corporation ("SCIV"), may
be deemed to share beneficial ownership of shares held by FEP VI.  By virtue of the ownership of all of the outstanding common stock of FGRII, Fleet Growth
Resources, Inc., a Rhode Island
corporation ("FGR"), may be deemed to share beneficial ownership of shares held by FEP VI.  By virtue of the ownership of all of the outstanding common stock of  FGR and all of the outstanding
common stock of FVRI, Fleet Private Equity Co., a Rhode Island corporation
("FPEC") may be deemed to share beneficial ownership of shares held by FEP VI and FVRI.  By virtue of the ownership
of all of the outstanding common stock of FPEC, Fleet Financial Group, Inc., a
Rhode Island corporation ("FFGI"), may be deemed to share beneficial ownership of shares held by FEP VI and FVRI.
By virtue of being the sole general partner of CP, Silverado II, L.P., a
Delaware limited partnership ("SLP"), may be deemed to share beneficial ownership of shares held by CP.  By virtue of being
the sole general partner of SLP, Silverado II Corp., a Delaware corporation
("SCII"), may be deemed to share beneficial ownership of shares held by CP.  By virtue of their ownership of a majority
of the outstanding common stock of SCII and SCIV, and by virtue of their officer and director positions and roles with FVRI, FGRII, FGR, FPEC, SCII and
SCIV, Robert M. Van Degna and Habib Y.
Gorgi  may be deemed to share beneficial ownership of shares held by FEP VI,
FVRI and CP.
              All of the above entities and Messrs. Van Degna and Gorgi
disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

              On April 9, 1997, the Reporting Person and certain other
stockholders of the Issuer (the "Stockholders") committed to invest an aggregate of $15 million in newly issued Class A Preferred
Stock and warrants of the Issuer (the "Investment").  The Investment is subject to a number of conditions, including without limitation the negotiation of definitive documents to evidence the
Investment and approval by the Issuer's shareholders of certain transactions contemplated by the Investment, and no assurances can be given that the
Investment will be closed or that the terms
and conditions of the Investment will not
change.
	As result of the foregoing, each of the Reporting Person and the other persons listed above may be deemed to be a member of a group holding in excess of 10%
of the Issuer's Common
Stock.  However, the Reporting Person and each such other persons disclaim beneficial ownership of, and any pecuniary interest in, any Issuer securities held by the Stockholders.
Joint Filer Names:	Fleet Growth Resources II,
Inc.
		Fleet Growth Resources,
Inc.
		Fleet Private Equity Co.,
Inc.
		Silverado II
Corp.
		Silverado IV
Corp.
Address:     50 Kennedy Plaza,
	    Providence, Rhode Island
02903
Signature:
__________________________________
	   Robert M. Van Degna, Chairman and
CEO
Joint Filer Name:  Fleet Equity Partners VI,
L.P.
Address:     50 Kennedy Plaza,
	    Providence, Rhode Island
02903
Signature:
__________________________________
                Robert M. Van Degna, Chairman and CEO
of
                Fleet Growth Resources II, Inc., general partner
Joint Filer Name:	Fleet Financial Group,
Inc.
Address:                 1 Federal Street,
	                Boston, Massachusetts 02110

Signature:
__________________________________
		William C. Mutterperl, Senior Vice
President,
		General Counsel and
Secretary
Joint Filer Name:	 Chisholm Partners II,
L.P.
Address:                   50 Kennedy Plaza,
	                  Providence, Rhode Island
02903
Signature:
__________________________________
	Robert M. Van Degna, Chairman and CEO of Silverado II Corp., general partner of Silverado II, L.P., general partner
Joint Filer Name:	Silverado II,
L.P.
Address:                 50 Kennedy Plaza,
	                Providence, Rhode Island
02903
Signature:
__________________________________
	Robert M. Van Degna, Chairman and CEO of
                Silverado II Corp., general
partner
Joint Filer Name:     Habib
Gorgi
Address:                50 Kennedy Plaza,
	               Providence, Rhode Island
02903
Signature:
__________________________________
		Habib
Gorgi

Joint Filer Name:  Robert M. Van
Degna
Address:                50 Kennedy Plaza,
	               Providence, Rhode Island
02903
Signature:
__________________________________
                   Robert M. Van
Degna
SIGNATURE OF REPORTING PERSON
Robert Van Degna, Chairman and CEO
DATE
04/21/97